SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2002

                           Prana Biotechnology Limited
                              (Name of Registrant)


      Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   [X]    Form 40-F    [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes [ ]   No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ---------------

                           PRANA BIOTECHNOLOGY LIMITED

6-K Items
---------

1. Quarterly report for the quarter ended September 2002.

                                                                     Appendix 4C
                                                   Quarterly report for entities
                                            admitted on the basis of commitments
--------------------------------------------------------------------------------

                                                                       Rule 4.7B


                               Appendix 4C - Qtr1

                                Quarterly report
                              for entities admitted
                           on the basis of commitments


Introduced 3l/3/2000. Amended 30/9/2001



Name of entity
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PRANA BIOTECHNOLOGY LIMITED
--------------------------------------------------------------------------------

ABN                            Quarter ended ("current quarter")
----------------------------   -------------------------------------------
----------------------------   -------------------------------------------
37 080 699 065                 SEPTEMBER 2002
----------------------------   -------------------------------------------

Consolidated statement of cash flows

                                                                       ---------------------- ------------------------
Cash flows related to operating activities                             Current quarter        Year to date (3months)
                                                                       $A'000                 $A'000
                                                                       ---------------------- ------------------------
                                                                       ---------------------- ------------------------
1.1       Receipts from customers                                                        368                      368

1.2       Payments for      (a) staff costs                                            (232)                    (232)
                            (b) advertising and marketing                               (17)                     (17)
                            (c) research and development                               (503)                    (503)
                            (d) leased assets                                              -                        -
                            (e) other working capital                                  (867)                    (867)
1.3       Dividends received                                                               -                        -
1.4       Interest and other items of a similar nature                                    40                       40
          received
1.5       Interest and other costs of finance paid                                         -                        -
1.6       Income taxes paid                                                                -                        -
1.7       Other (provide details if material)                                              -                        -
                                                                       ---------------------- ------------------------
                                                                       ---------------------- ------------------------
          Net operating cash flows                                                    (1,211)                  (1,211)

--------- ------------------------------------------------------------ ---------------------- ------------------------

+ See chapter 19 for defined terms.


30/9/2001                                                     Appendix 4C Page 1

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                                          Current quarter       Year to date (3months)
                                                                          $A'000                $A'000
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
1.8      Net operating cash flows (carried forward)                                    (1,211)                (1,211)

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

         Cash flows related to investing activities

1.9 Payment for acquisition of:
                                    (a) businesses (item 5)                                  -                      -
                                    (b) equity investments                                   -                      -
                                    (c) intellectual property                                -                      -
                                    (d) physical non-current assets                        (2)                    (2)
                                    (e) other non-current assets                             -                      -
1.10     Proceeds from disposal of:
                                    (a) businesses (item 5)                                  -                      -
                                    (b) equity investments                                   -                      -
                                    (c) intellectual property                                -                      -
                                    (d) physical non-current assets                          -                      -
                                    (e) other non-current assets                             -                      -

1.11     Loans to other entities                                                             -                      -
1.12     Loans repaid by other entities                                                      -                      -
1.13     Other (provide details if material)                                                 -                      -
                                                                        ---------------------------------------------
                                                                        ---------------------------------------------

         Net investing cash flows                                                          (2)                    (2)
                                                                        ---------------------------------------------
                                                                        ---------------------------------------------
1.14     Total operating and investing cash flows                                      (1,213)                (1,213)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

         Cash flows related to financing activities
1.15     Proceeds from issues of shares, options, etc.                                      37                     37
1.16     Proceeds from sale of forfeited shares                                              -                      -
1.17     Proceeds from borrowings                                                            -                      -
1.18     Repayment of borrowings                                                             -                      -
1.19     Dividends paid                                                                      -                      -
1.20     Other (provide details if material)                                                 -                      -
                                                                        ---------------------------------------------
         Net financing cash flows                                                           37                     37

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

         Net increase (decrease) in cash held                                          (1,176)                (1,176)
1.21     Cash at beginning of quarter/year to date                                       3,585                  3,585
1.22     Exchange rate adjustments to item 1.20                                              -                      -
                                                                        ----------------------------------------------
                                                                        ----------------------------------------------

1.23     Cash at end of quarter                                                          2,409                  2,409

----------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.


Appendix 4C Page 2                                                    30/9/2001


                                                                     Appendix 4C
                                                   Quarterly report for entities
                                            admitted on the basis of commitments

--------------------------------------------------------------------------------

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities



                                                                                     ------------------------
                                                                                     -----------------------
                                                                                     Current quarter
                                                                                     $A'000
                                                                                     ------------------------
                                                                                     ------------------------
1.24           Aggregate amount of payments to the parties included in item 1.2                312
                                                                                     ------------------------
                                                                                     ------------------------
1.25           Aggregate amount of loans to the parties included in item 1.11                   -
-------------- --------------------------------------------------------------------- ------------------------
-------------- --------------------------------------------------------------------- ------------------------
1.26           Explanation necessary for an understanding of the transactions
               --------------------------------------------------------------------- ------------------------
               ----------------------------------------------------------------------------------------------

               Directors & Associates = 64k
               Related Entities = 248k
               ----------------------------------------------------------------------------------------------

       Non-cash financing and investing activities

2.1            Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
               ----------------------------------------------------------------------------------------------
               ----------------------------------------------------------------------------------------------

               Nil
               ----------------------------------------------------------------------------------------------
               ----------------------------------------------------------------------------------------------
2.2            Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest
               ----------------------------------------------------------------------------------------------
               ----------------------------------------------------------------------------------------------

               Nil
               ----------------------------------------------------------------------------------------------

Financing facilities available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).


                                     ----------------------- -------------------
                                     Amount available        Amount used
                                     $A'000                  $A'000
                                     ----------------------- -------------------
                                     ----------------------- -------------------
3.1   Loan facilities                          -                     -
                                     ----------------------- -------------------
                                     ----------------------- -------------------
3.2   Credit standby arrangements              -                     -
----- ------------------------------ ----------------------- -------------------



--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.


30/9/2001                                                     Appendix 4C Page 3

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

--------------------------------------------------------------------------------

Reconciliation of cash

                                                                    ----------------------------------------
Reconciliation of cash at the end of the quarter
(as shown in the consolidated statement of cash flows)                 Current quarter      Previous quarter
to the related items in the accounts is as follows.                    $A'000               $A'000
------------------------------------------------------------------------------------------------------------
4.1      Cash on hand and at bank                                                   409                 385
                                                                    ----------------------------------------
                                                                    ----------------------------------------

4.2      Deposits at call                                                         2,000               3,200
                                                                    ----------------------------------------
                                                                    ----------------------------------------
4.3      Bank overdraft                                                               -
                                                                    ----------------------------------------
                                                                    ----------------------------------------
4.4      Other (provide details)                                                      -
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
         Total: cash at end of quarter (item 1.22)                                2,409               3,585
------------------------------------------------------------------------------------------------------------

Acquisitions and disposals of business entities

                                                 ------------------------------ ----------------------------
                                                 Acquisitions                   Disposals
                                                 (Item 1.9(a))                  (Item 1.10(a))
                                                 ------------------------------ ----------------------------
                                                 ------------------------------ ----------------------------
5.1          Name of entity                                    -                             -
                                                 ------------------------------ ----------------------------
                                                 ------------------------------ ----------------------------
5.2          Place of incorporation or                         -                             -
             registration
                                                 ------------------------------ ----------------------------
                                                 ------------------------------ ----------------------------
5.3          Consideration for acquisition or                  -                             -
             disposal
                                                 ------------------------------ ----------------------------
                                                 ------------------------------ ----------------------------
5.4          Total net assets                                  -                             -
                                                 ------------------------------ ----------------------------
                                                 ------------------------------ ----------------------------
5.5          Nature of business                                -                             -

                                                 ------------------------------ ----------------------------

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.


2        This statement does give a true and fair view of the matters disclosed.





Sign here:                                           Date: 31 October 2002
          ----------------------------------
                (Company secretary)



Print name:     RICHARD REVELINS













--------------------------------------------------------------------------------
+ See chapter 19 for defined terms


Appendix 4C Page 4                                                    30/9/2001

                                                                     Appendix 4C
                                                   Quarterly report for entities
                                            admitted on the basis of commitments
--------------------------------------------------------------------------------





Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

    - 6.2      -   reconciliation of cash flows arising from operating
                   activities to operating profit or loss
    - 9.2      -   itemised disclosure relating to acquisitions
    - 9.4      -   itemised disclosure relating to disposals
    - 12.1(a)  -   policy for classification of cash items
    - 12.3     -   disclosure of restrictions on use of cash
    - 13.1     -   comparative information

3. Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.







--------------------------------------------------------------------------------
+See chapter 19 for defined terms.


30/9/2001                                                     Appendix 4C Page 5

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PRANA BIOTECHNOLOGY LIMITED
                                            --------------------------
                                                   (Registrant)



                                            By /s/ Geoffrey Kempler
                                              ------------------------
                                                   Geoffrey Kempler,
                                                   Executive Chairman



Date: November 18, 2002